     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 2000

                                          REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                         QUESTAR MARKET RESOURCES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             UTAH                                                         87-0287750
               (STATE OR OTHER JURISDICTION OF                                         (I.R.S. EMPLOYER
                INCORPORATION OR ORGANIZATION)                                      IDENTIFICATION NUMBER)

                           180 EAST 100 SOUTH STREET
                                 P.O. BOX 45601
                        SALT LAKE CITY, UTAH 84145-0601
                                 (801) 324-2600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            CONNIE C. HOLBROOK, ESQ.
                         QUESTAR MARKET RESOURCES, INC.
                           180 EAST 100 SOUTH STREET
                                 P.O. BOX 45601
                        SALT LAKE CITY, UTAH 84145-0601
                                 (801) 324-2600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                  RICHARD J. GROSSMAN, ESQ.                                         PAUL C. PRINGLE, ESQ.
          SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                                    BROWN & WOOD LLP
                      FOUR TIMES SQUARE                                       555 CALIFORNIA STREET, SUITE 5000
                NEW YORK, NEW YORK 10036-6522                                  SAN FRANCISCO, CALIFORNIA 94104
                     TEL: (212) 735-3000                                             TEL: (415) 772-1200
                     FAX: (212) 735-2000                                             FAX: (415) 397-4621

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED
                                                                 MAXIMUM OFFERING       PROPOSED
                   TITLE OF SECURITIES           AMOUNT TO BE     PRICE PER          MAXIMUM AGGREGATE         AMOUNT OF
                     TO BE REGISTERED             REGISTERED       NOTE(1)           OFFERING PRICE(1)      REGISTRATION FEE
   % Senior Notes Due 20[  ]..................   $150,000,000           100%           $ 150,000,000            $ 39,600


(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) of the Securities Act.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED APRIL 12, 2000

P R O S P E C T U S

                                  $150,000,000


                                    [LOGO]

                         QUESTAR MARKET RESOURCES, INC.
                     (A SUBSIDIARY OF QUESTAR CORPORATION)
                              % SENIOR NOTES DUE 20[   ]

                             ----------------------

     We will pay interest on the senior notes on          and                of
each year, beginning                      , 2000. The senior notes will mature
on                      , 20[  ]. We may redeem some or all of the senior notes
at any time at redemption prices described in this prospectus.

     The senior notes will be unsecured obligations and rank equally with our unsecured senior indebtedness. The senior notes will be issued only in registered form in denominations of $1,000.

                             ----------------------

                                                                   PER SENIOR NOTE      TOTAL
                                                                   ---------------      -----
Public offering price(1)........................................       %                  $

Underwriting discount...........................................       %                  $

Proceeds, before expenses, to Questar Market Resources..........       %                  $

     (1) Plus accrued interest from                      , 2000, if settlement
         occurs after that date

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The senior notes will be ready for delivery in book-entry form only through
The Depository Trust Company on or about                         , 2000.

                             ----------------------

MERRILL LYNCH & CO.

                   BANC OF AMERICA SECURITIES LLC

                                     BANC ONE CAPITAL MARKETS, INC.

                                                                 TD SECURITIES

                            ------------------------

           The date of this prospectus is                         , 2000.

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
Summary....................................................................................................     3
Use of Proceeds............................................................................................     7
Capitalization.............................................................................................     7
Selected Historical Financial Data.........................................................................     8
Management's Discussion and Analysis of Financial Condition and Results of Operations......................     9
Business...................................................................................................    13
Our Relationship with Questar..............................................................................    17
Description of the Senior Notes............................................................................    18
Underwriting...............................................................................................    26
Legal Matters..............................................................................................    28
Experts....................................................................................................    28
Where You Can Find Additional Information..................................................................    29

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                            ------------------------

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of
Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "could," "expect", "intend", "project", "estimate", "anticipate", "believe", "forecast" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements include changes in general economic conditions, gas and oil prices and supplies, competition, regulation of the Wexpro settlement agreement, availability of gas and oil properties for sale or exploration, the rate of inflation, the weather and other natural phenomena, the effect of accounting policies issued periodically by accounting standard-setting bodies, and other factors beyond our control that could affect adversely our financial condition and results of operations. All our subsequent written and oral forward-looking statements or those of persons acting on our behalf, are qualified by these cautionary statements. We assume no duty to update or revise our forward-looking statements based on changes in internal estimates or expectations or otherwise.

Unless the context otherwise requires, in this prospectus:

     o "Questar" refers to Questar Corporation, an integrated energy services holding company with two principal business units, Market Resources and Regulated Services

     o "We," "us" and "our" refer collectively to Questar Market Resources, a subholding company of Questar, and its subsidiaries, which collectively comprise the Market Resources unit of Questar

     o "Questar E&P" refers to our subsidiary Questar Exploration and Production Company

     o "Celsius Ltd." refers to Celsius Energy Resources Ltd., Questar E&P's Canadian subsidiary

     o "Canor" refers to Canor Energy Ltd., a Canadian oil and gas exploration company recently acquired by Celsius Ltd.

     o "Wexpro" refers to our subsidiary Wexpro Company

     o "QGM" refers to our subsidiary Questar Gas Management Company

     o "Questar Energy Trading" refers to our subsidiary Questar Energy Trading Company

     o "Questar Gas" refers to one of Questar's subsidiaries, Questar Gas
       Company

     o "Questar Pipeline" refers to one of Questar's subsidiaries, Questar Pipeline Company

                      EXPLANATION OF WEIGHTS AND MEASURES

o Bcf = billion cubic feet

o Dth = decatherm

o Bbl = barrel

o 1Dth = 1 MMBtu

o MBbl = thousand barrels

o MDth = thousand decatherms

o MMBbl = million barrels

o MMDth = million decatherms

o Mcf = thousand cubic feet

o Mcfe = thousand cubic feet of natural gas equivalents

o MMcf = million cubic feet

o MMBtu = million British thermal units

o Bcfe = billion cubic feet of natural gas equivalents

     o Oil volumes are converted to natural gas equivalents using the ratio of one barrel of crude oil to six Mcf of natural gas

     o Oil includes crude oil and condensate

     o Unless otherwise indicated, natural gas volumes are stated at the official temperature and pressure basis of the area in which the reserves are located

                                  OTHER TERMS

     "Gross" natural gas and oil wells or "gross" acres equals the number of wells or acres in which we have an interest. We determined "net" gas and oil wells or "net" acres by multiplying "gross" wells or acres by our working interest in those wells or acres. A "working interest" in an oil or natural gas lease is an interest that gives the owner the right to drill, produce and conduct operating activities on the property and to achieve a share of production of any hydrocarbons covered by the lease. A working interest also entitles the owner to a proportionate interest in any well located on the lands covered by the lease, subject to all royalties, costs and expenses, risks and other burdens. A "development well" is a well drilled as an additional well to the same horizon or horizons as other producing wells on a prospect, or a well drilled on a spacing unit adjacent to a spacing unit with an existing well capable of commercial production and which is intended to extend the proven limits of a prospect. An "exploratory well" is a well drilled to find commercially productive hydrocarbons in an unproved area, or to extend significantly a known prospect.

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision.

                                  THE COMPANY

     We and our subsidiaries comprise the Market Resources unit of Questar, a publicly traded diversified natural gas company with two principal business units, Market Resources and Regulated Services. We engage in oil and gas exploration and production; gas gathering and processing; wholesale gas, electricity, and hydrocarbon liquids marketing and trading; and the acquisition and development of producing oil and gas properties. We are a subholding company of Questar and carry out our business through the following subsidiaries:

     o Questar E&P, Celsius Ltd. and Canor

     o QGM

     o Questar Energy Trading

     o Wexpro

     Management of Questar has identified our company as the primary growth area within Questar's business strategy. Questar expects to spend approximately 70% of its budgeted capital expenditures over the next five years on non-regulated activities, primarily to expand our oil and gas reserves through drilling and acquisitions and to enlarge our infrastructure of gathering systems, processing plants, header facilities and nonregulated storage facilities. Our management believes that the diversity of our activities enhances our basic strategy to pursue complementary growth for our subsidiaries. As an example, as Questar E&P, Celsius Ltd. and Canor, our exploration and production subsidiaries, find or acquire new oil and gas reserves, QGM should have more opportunities to expand gathering and processing activities, and Questar Energy Trading should have more physical production to support its marketing programs.

     We are parties to several agreements with Questar and its affiliates which govern different aspects of our relationship with Questar. Summaries of the agreements may be found under the heading "OUR RELATIONSHIP WITH QUESTAR."

                            OUR CORPORATE STRUCTURE

     The following is a diagram of Questar's and our corporate structure:


                                  [FLOW CHART]


                             OUR BUSINESS STRATEGY

     We believe we can best meet and balance the expectations of Questar and our fixed income investors by pursuing the following strategies in our business:

     o achieve a prudent, disciplined program for growing our oil and gas reserves

     o provide stakeholder value performance in both the short and long term

     o employ hedging and other risk management tools to manage cyclicality

     o maintain a strong balance sheet that permits prudent growth opportunities

     o maintain a portfolio of quality drilling prospects

     o identify and divest non-core and marginal assets and activities

     o employ technology and proven innovations to reduce costs

                              RECENT DEVELOPMENTS

     Canadian Acquisition. On January 26, 2000, we completed the acquisition of all of the outstanding shares of Canor Energy Ltd., an oil and gas exploration company based in Calgary, Alberta. Canor owns or operates more than 800 wells located primarily in the province of Alberta, as well as in British Columbia and Saskatchewan. The purchase price for the cash transaction was $61 million (U.S.).

     The Canor acquisition will provide a broader operating and financial base for our Canadian activities, particularly in the areas of exploration and exploitation opportunities. We anticipate combining Celsius Ltd. and Canor into a single entity at some point in the future. The combination of Canor with Celsius Ltd. will expand our reported proved reserves by approximately 61.1 Bcfe, or 10%, and add about 150,000 net acres to our Canadian undeveloped leasehold inventory, principally in the province of Alberta.

     Pinedale Project. In January 2000, Questar E&P and Wexpro completed a high-volume producing well in our Pinedale Anticline development in Sublette County, Wyoming. The Mesa Unit No. 3 produced 11.4 MMcf of natural gas into a pipeline and 113 barrels of oil during the initial 24-hour period. The flowing tubing pressure was 1,100 pounds per square inch. The Mesa Unit No. 3 was drilled to a total measured depth of 13,055 feet and was fracture-stimulated in 11 zones of the Lance Formation. Questar E&P and Wexpro have a combined 93.8% working interest in the well. We have completed a second Mesa Unit well (No. 6) located about one-half mile south of the Mesa Unit No. 3. The second well encountered a similar number of pay zones, and initial test results are comparable to the Mesa Unit No. 3. A third well failed to produce economic quantities of gas because of lower-quality reservoir rock. The unsuccessful well does not diminish our expectations for the development potential of our 14,800 gross acres in the Mesa area of the Pinedale Anticline, where we own a combined average 60% working interest. Based on 80-acre spacing, we estimate the potential for 130 or more drilling locations structurally above the unsuccessful well. Estimated ultimate reserves per well are expected to range between 4 and 11 Bcfe.

                                  THE OFFERING

     The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the senior notes see "DESCRIPTION OF THE SENIOR NOTES" in this prospectus.

Issuer..................................................  Questar Market Resources, Inc.

Securities offered......................................  $150,000,000 aggregate principal amount of   % senior
                                                          notes due 20[  ].

Maturity................................................                  , 20[  ].

Interest payment dates..................................               and             , beginning         , 2000.

Ranking.................................................  The senior notes will be unsecured and rank equally with our senior indebtedness. As a holding company, the
                                                          claims of creditors of our subsidiaries will have
                                                          priority over the claims of holders of senior notes.

                                                          As of December 31, 1999, after giving pro forma effect
                                                          to this offering and our use of the net proceeds, there
                                                          would have been outstanding approximately $289 million
                                                          of senior indebtedness.

Optional redemption.....................................  We may redeem some or all of the senior notes at any time at the redemption prices described in this
                                                          prospectus.

Use of proceeds.........................................  We estimate that the net proceeds from the offering will
                                                          be approximately $     million. We intend to use these
                                                          proceeds to:

                                                          o repay commercial bank debt, and

                                                          o repay intercompany indebtedness owed to Questar

                       SUMMARY HISTORICAL FINANCIAL DATA

                                                                        YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------
                                                          1999        1998        1997        1996        1995
                                                        --------    --------    --------    --------    --------
                                                                    (IN THOUSANDS EXCEPT RATIO DATA)
SELECTED INCOME STATEMENT DATA:
  Revenues...........................................   $498,311    $458,272    $523,640    $484,080    $309,466
  Operating expenses.................................    421,533     401,643     459,803     419,392     265,613
  Write-down of investment in oil & gas properties...         --      31,000       9,000          --          --
                                                        --------    --------    --------    --------    --------
  Operating income...................................     76,778      25,629      54,837      64,688      43,853
  Interest & other income............................      5,035       2,708       5,566         145       6,108
  Debt expense.......................................    (17,363)    (12,631)    (10,882)     (8,699)     (6,323)
  Income tax (expense) credit........................    (18,584)      1,019     (10,410)    (13,687)    (11,984)
                                                        --------    --------    --------    --------    --------
  Income from continuing operations..................     45,866      16,725      39,111      42,447      31,654
  Discontinued operations............................         --        (563)     (1,021)       (322)         --
                                                        --------    --------    --------    --------    --------
  Net income.........................................   $ 45,866    $ 16,162    $ 38,090    $ 42,125    $ 31,654
                                                        ========    ========    ========    ========    ========

SELECTED BALANCE SHEET DATA:
  Total assets.......................................   $847,891    $815,153    $696,675    $696,754    $457,620
  Short-term debt....................................     24,500     121,800      44,300      78,000      14,000
  Long-term debt.....................................    264,894     181,624     133,387     120,000      53,000
  Common equity......................................    387,834     359,638     359,283     337,666     282,144

OTHER FINANCIAL DATA:
  EBITDA(1)..........................................   $160,421    $130,714    $136,481    $123,512    $100,034
  Ratio of earnings to fixed charges(2)..............       4.47        2.07        5.13        7.13        7.43
  Net cash provided from operating activities........   $141,245    $127,513    $136,935    $ 83,309    $ 79,596
  Net cash used in investing activities..............     94,858     246,693      81,306     184,453      17,606

------------------
(1) Net income from continuing operations plus interest (debt expense), income taxes, depreciation, depletion and amortization, including write-downs of investment in oil and gas properties. We have included information concerning EBITDA because it is used as an indication of our ability to service our debt. EBITDA should be used together with operating income and cash flows as an indicator of our financial perfomance.

(2) For purposes of this presentation, earnings represent income from continuing operations before income taxes and fixed charges. Fixed charges consist of total interest charges and amortization of debt issuance costs and the interest portion of rental costs (which is estimated at 50%). Write-downs of investment in oil and gas properties reduced income before income taxes by $31 million in 1998 and $9 million in 1997.

                                USE OF PROCEEDS

     We plan to use the net proceeds from the sale of the senior notes to repay a portion of our commercial bank term debt and to repay intercompany indebtedness we owe Questar. At December 31, 1999, our bank long-term debt totaled approximately $264.9 million and had an average interest rate of 6.54% per annum, and short-term debt owed to Questar totaled approximately $24.5 million and had an interest rate of 6.61% per annum. We incurred our bank debt and the short-term debt we owe Questar for general corporate purposes, including working capital needs.

     If gross proceeds of this offering were applied first to repayment of intercompany debt outstanding at December 31, 1999 and then to repayment of our commercial bank term debt on that date, affiliates of certain of the underwriters would receive the following loan repayment amounts: Bank of
America--$    million; Bank One NA-- $    million; and Toronto Dominion
Bank--$   million.

                                 CAPITALIZATION

     The following table shows our short-term debt and capitalization as of December 31, 1999 and as adjusted for this offering.

                                                                                     AS OF DECEMBER 31, 1999
                                                                              --------------------------------------
                                                                                                         AS ADJUSTED
                                                                               ACTUAL     AS ADJUSTED    PERCENTAGE
                                                                              --------    -----------    -----------
                                                                                  (IN THOUSANDS)
Short-term debt............................................................   $ 24,500            --           --
                                                                              ========     =========        =====
Long-term debt.............................................................   $264,894     $ 289,394         42.7%
Common shareholder's equity................................................    387,834       387,834         57.3
                                                                              --------     ---------        -----
  Total capitalization.....................................................   $652,728     $ 677,228        100.0%
                                                                              ========     =========        =====

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth our selected financial data for the five years ended December 31, 1999. You should read this table together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included in our registration statement on Form 10 dated April 12, 2000 incorporated by reference in this prospectus. The information for the years ended December 31, 1996 and 1995 is unaudited.

                                                                        YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------
                                                          1999        1998        1997        1996        1995
                                                        --------    --------    --------    --------    --------
                                                                    (IN THOUSANDS EXCEPT RATIO DATA)
SELECTED INCOME STATEMENT DATA:
  Revenues...........................................   $498,311    $458,272    $523,640    $484,080    $309,466
  Operating expenses.................................    421,533     401,643     459,803     419,392     265,613
  Write-down of investment in oil and gas
     properties......................................         --      31,000       9,000          --          --
                                                        --------    --------    --------    --------    --------
  Operating income...................................     76,778      25,629      54,837      64,688      43,853
  Interest & other income............................      5,035       2,708       5,566         145       6,108
  Debt expense.......................................    (17,363)    (12,631)    (10,882)     (8,699)     (6,323)
  Income tax (expense) credit........................    (18,584)      1,019     (10,410)    (13,687)    (11,984)
                                                        --------    --------    --------    --------    --------
  Income from continuing operations..................     45,866      16,725      39,111      42,447      31,654
  Discontinued operations............................         --        (563)     (1,021)       (322)         --
                                                        --------    --------    --------    --------    --------
  Net income.........................................   $ 45,866    $ 16,162    $ 38,090    $ 42,125    $ 31,654
                                                        ========    ========    ========    ========    ========
SELECTED BALANCE SHEET DATA:
  Total assets.......................................   $847,891    $815,153    $696,675    $696,754    $457,620
  Short-term debt....................................     24,500     121,800      44,300      78,000      14,000
  Long-term debt.....................................    264,894     181,624     133,387     120,000      53,000
  Common equity......................................    387,834     359,638     359,283     337,666     282,144

OTHER FINANCIAL DATA:
  EBITDA(1)..........................................   $160,421    $130,714    $136,481    $123,512    $100,034
  Ratio of earnings to fixed charges(2)..............       4.47        2.07        5.13        7.13        7.43
  Net cash provided from operating activities........   $141,245    $127,513    $136,935    $ 83,309    $ 79,596
  Net cash used in investing activities..............     94,858     246,693      81,306     184,453      17,606

------------------------
(1) Net income from continuing operations plus interest (debt expense), income taxes, depreciation, depletion and amortization, including write-downs of investment in oil and gas properties. We have included information concerning EBITDA because it is used as an indication of our ability to service our debt. EBITDA should be used together with operating income and cash flows as an indicator of our financial performance.

(2) For purposes of this presentation, earnings represent income from continuing operations before income taxes and fixed charges. Fixed charges consist of total interest charges and amortization of debt issuance costs and the interest portion of rental costs (which is estimated at 50%). Write-downs of investment in oil and gas properties reduced income before income taxes by $31 million in 1998 and $9 million in 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis addresses changes in our financial condition and results of operations.

RESULTS OF OPERATIONS

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                  1999         1998        1997
                                                                                --------     --------    --------
                                                                               (IN THOUSANDS EXCEPT PER UNIT DATA)
OPERATING INCOME:
Revenues:
  Natural gas sales..........................................................   $125,245    $ 98,767    $ 89,489
  Oil and natural gas liquids sales..........................................     41,521      36,722      53,722
  Cost-of-service gas operations.............................................     61,705      61,448      52,950
  Energy marketing...........................................................    243,296     234,565     297,413
  Gas gathering and processing...............................................     22,341      21,954      25,998
  Other......................................................................      4,203       4,816       4,068
                                                                                --------    --------    --------
     Total revenues..........................................................    498,311     458,272     523,640
Operating expenses:
  Energy purchases...........................................................    239,201     230,462     291,851
  Operating and maintenance..................................................     79,916      73,763      72,958
  Depreciation and amortization..............................................     78,608      71,377      67,078
  Write-down of oil and gas properties.......................................                 31,000       9,000
  Other taxes................................................................     21,516      24,988      25,569
  Oil-income sharing.........................................................      2,292       1,053       2,347
                                                                                --------    --------    --------
     Total operating expenses................................................    421,533     432,643     468,803
                                                                                --------    --------    --------
     Operating income........................................................   $ 76,778    $ 25,629    $ 54,837
                                                                                ========    ========    ========
OPERATING STATISTICS:
Production volumes:
  Natural gas (in MMcf)......................................................     62,712      51,309      47,442
  Oil and natural gas liquids (in MBbl)......................................      2,866       2,894       2,938
Production revenue:
  Natural gas (per Mcf)......................................................   $   2.00    $   1.92    $   1.89
  Oil and natural gas liquids (per Bbl)......................................      14.49       12.69       18.29
Wexpro investment base,
  net of deferred income taxes (in thousands)................................   $108,890    $ 97,594    $ 72,867
Energy-marketing volumes
  (in thousands of equivalent Dth)...........................................    112,982     113,513     142,601
Natural gas-gathering volumes (in MDth):
  For unaffiliated customers.................................................     84,961      72,908      57,586
  For Questar Gas............................................................     32,050      29,893      28,506
  For other affiliated customers.............................................     19,659      17,720      17,679
                                                                                --------    --------    --------
     Total gathering.........................................................    136,670     120,521     103,771
                                                                                ========    ========    ========
  Gathering revenue (per Dth)................................................   $   0.15    $   0.16    $   0.21

     Our operating income increased 36% in 1999 compared with 1998 excluding a 1998 full cost write-down. Primary factors were an increase in gas production, higher commodity prices and an increase in the Wexpro investment base.

     Revenues from natural gas sales were 27% higher in 1999 compared with 1998. Gas production rose 22% and selling prices were 4% higher. Revenues from selling oil and natural gas liquids (NGL) climbed 13% in 1999 due to a 14% increase in average selling prices.

     We achieved a 132% reserve replacement ratio in 1999. Reserve additions, revisions and purchases amounted to 139 Bcfe with the largest part of the increased reserves coming through drilling results. We drilled 235 wells (93 net wells) in 1999, including Wexpro's cost of service drilling, with a 90% success rate. In 1999 we sold 34 Bcfe of nonstrategic reserves mostly in the Permian Basin and Kansas with combined daily production of 4.3 MMcf of gas and 1,100 barrels of oil. The sale proceeds reduced the full cost amortization rate in the fourth quarter of 1999. Reserve replacement in 1998 was 250% or 173 Bcfe, primarily as a result of acquiring an estimated 150 Bcfe equivalent of proved oil and gas reserves, primarily in Oklahoma, as well as in Texas, Arkansas and Louisiana.

     Wexpro's investment base, net of deferred income taxes, grew 12% to $108.9 million as of December 31, 1999, through its successful development drilling program. Wexpro's effective after-tax return on investment in those properties was 18.9% at the end of the year.

     We achieved a five-year average finding cost of $.85 per Mcfe, including cost-of-service reserves, in 1999 compared with $.93 per Mcfe in 1998.

     During 1999, we had forward contracts in place on approximately 59% of our gas production at an average price of $2.03 per Mcf, net back to the well. Approximately 56% of oil production, excluding oil produced by Wexpro, was hedged at an average price of $15.02 per barrel, net back to the well, which was equivalent to $16.33 per barrel using the West Texas Intermediate benchmark. At December 31, 1999, approximately 52% of our owned gas production in 2000 and 2001 was under hedging contracts with prices, net back to the well, between $2.15 and $2.23 per Mcf. On that date, approximately 84% of oil production in 2000 and 2001, excluding Wexpro, was hedged at $17.22 to $17.67 per barrel, net back to the well.

     A 31% drop in the average selling price of oil and NGL caused a $31 million write-down of oil and gas properties in the fourth quarter of 1998 under full-cost accounting rules. The write-down reduced our income in 1998 by $18.5 million after taxes. Our revenues decreased 12% in 1998 compared with 1997, due primarily to lower marketing revenues and lower selling prices for oil and NGLs. Natural gas production increased 8% primarily as a result of producing properties acquired in September 1998. Lower commodity prices in Canada accounted for a $6 million full-cost write-down out of a total write-down of $9 million in 1997.

     Revenues and product purchases for marketing activities both increased 4% in 1999 compared with 1998 resulting in no change in the margin year to year. In 1999, we received refunds from pipelines as a result of orders issued by the Federal Energy Regulatory Commission ("FERC"). Marketing volumes were unchanged year to year.

     Revenues from gas gathering and processing grew 2% in 1999. Gathering volumes increased 13% because of increased drilling and gas production in the Rocky Mountain region. A reduction in projected gathering-contract revenues caused a $3 million write-down of gathering assets out of a total write-down of $9 million in 1997.

     Operating and maintenance expenses increased 8% in 1999 primarily due to an increase in the number of gas and oil properties. Production costs in aggregate increased 10% in 1999 compared with 1998, but were 6% lower on an equivalent cost per Mcf basis. The full-cost amortization rate decreased to $.80 per Mcfe for 1999, down from $.85 in 1998. However, depreciation and amortization expense increased 10% in 1999 because of higher gas production.

     Debt expense was higher in 1999 and 1998 when compared with the corresponding prior year, because of higher levels of borrowings used to finance capital expansion.

     The effective income tax rates were below the combined federal, state and foreign statutory rate of about 40% primarily due to tax credits for tight-sands gas production. Production tax credits of $5.3 million in 1999, $5.7 million in 1998, and $6.6 million in 1997 reduced income tax expenses.

LIQUIDITY AND CAPITAL RESOURCES

     Operating Activities. Net cash flow provided from operating activities was sufficient to fund 1999 capital expenditures. In 1999, we refinanced reserve-based, long-term debt used to acquire gas and oil reserves in 1998.

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                  1999        1998        1997
                                                                                --------    --------    --------
                                                                                         (IN THOUSANDS)
Net Income...................................................................   $ 45,866    $ 16,162    $ 38,090
Non-cash transactions........................................................     90,465     100,106      77,132
Changes in working capital...................................................      4,914      11,245      21,713
                                                                                --------    --------    --------
  Net cash provided from operating activities................................   $141,245    $127,513    $136,935
                                                                                ========    ========    ========

     Net cash provided from our operating activities increased 11% in 1999 primarily due to higher net income. Cash flows from accounts receivable declined, representing increases in balances in 1999, due to higher commodity prices. The write-downs of oil and gas properties in both 1998 and 1997 and their effect on deferred income taxes were noncash transactions.

     Investing Activities. Our capital expenditures and other investing activities amounted to $134.3 million in 1999, $254.5 million in 1998 and $92.3 million in 1997. Following is a summary of capital expenditures for 1999 and 1998, and a forecast for 2000:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                  2000
                                                                                FORECAST      1999        1998
                                                                                --------    --------    --------
                                                                                         (IN THOUSANDS)
Capital expenditures and other investing activities:
  Exploratory drilling.......................................................   $ 15,800    $  1,538    $  5,898
  Development drilling.......................................................     57,400      64,642      60,402
  Other exploration..........................................................     10,400      19,464       6,789
  Reserve acquisitions.......................................................     61,100       3,704     158,000
  Production.................................................................     11,300      12,856       8,434
  Gathering and processing...................................................      7,900      12,703      11,046
  General and other..........................................................      1,600      19,362       3,977
                                                                                --------    --------    --------
     Total...................................................................   $165,500    $134,269    $254,546
                                                                                ========    ========    ========

     Capital expenditures in 1999 primarily comprised exploration and development of gas and oil reserves and a $9.1 million equity contribution in a partnership that operates a liquids processing plant. We participated in drilling 235 wells (93 net wells) in 1999 that resulted in 167 gas wells, 10 oil wells, 19 dry holes and 39 wells in progress at year end. The 1999 drilling success rate was 90%. Early in 2000, we purchased 100% of the common stock of Canor with 61 Bcfe of gas and oil reserves for $61 million (U.S.).

     Financing Activities. Net cash flow provided from operating activities was sufficient to fund 1999 capital expenditures. In 1999, we used the proceeds of long-term debt and collection of notes receivable from Questar to reduce short-term borrowings from Questar and refinance reserve-based, long-term debt used to acquire gas and oil reserves. Proceeds from a sale of nonstrategic gas and oil properties were placed in an escrow account pending a reinvestment in strategic-producing properties.

     In 1999, we entered into a long-term senior revolving-credit facility with a syndicate of banks. The credit facility has a $295 million capacity. We had borrowed $264.9 million as of December 31, 1999 under this arrangement. Net working capital was negative at December 31, 1999 because of short-term borrowings used to expand operations. We intend to refinance a portion of our debt with the proceeds from this offering.

     Our consolidated capital structure consisted of 41% long-term debt and 59% common shareholder's equity at December 31, 1999.

MARKET RISK

     Our primary market-risk exposures arise from commodity-price changes for natural gas, oil and other hydrocarbons and changes in long-term interest rates. We have an investment in a Canadian operation that subjects us to exchange-rate risk. We have also reserved certain volumes of pipeline capacity for which we are obligated to pay approximately $3 million annually for the next seven years, whether or not we are able to market the capacity to others.

     Energy Price Risk Management. Energy price risk is a function of changes in commodity prices as supply and demand fluctuate. We bear a majority of the risk associated with changes in commodity prices. A primary objective of energy price hedging is to protect our product sales from adverse changes in energy prices. We do not enter into hedging contracts for speculative purposes.

     We held hedge contracts covering the price exposure for about 72.1 million Dth of gas and 2.4 million Bbl of oil at December 31, 1999. A year earlier hedge contracts covered 45.3 million Dth of natural gas and 464,000 Bbl of oil. The hedging contracts exist for a significant share of our owned gas and oil production and for a portion of gas-marketing transactions. These contracts at December 31, 1999 had terms extending through December 2001, with about 65% of those contracts expiring by the end of 2000.

     The mark-to-market adjustment of gas and oil price-hedging contracts at December 31, 1999, was a negative $6.2 million. The calculation used energy prices posted on the New York Mercantile Exchange from the last trading day of 1999. A 10% decline in gas and oil prices would cause a positive $16.7 million mark-to-market adjustment resulting in a $10.5 million balance. Conversely, a 10% increase in prices results in a $16.3 million lower fair value adjustment. The fair value of hedging contracts at December 31, 1998 was $6 million. In 1998, a 10% decrease in prices would have resulted in a $3.9 million increase in the fair value of contracts, while a 10% increase in prices would have resulted in a $4.1 million lower fair value calculation. This sensitivity calculation does not consider the effect of gains or losses recognized on the underlying physical side of these transactions, which should largely offset the change in value.

     Interest Rate Risk Management. We owed $264.9 million of variable-rate long term debt at December 31, 1999 and $181.6 million at December 31, 1998. The book value of variable rate debt approximates its fair value. If interest rates change by 10%, interest costs would increase or decrease by about $1.7 million in 1999 and $1.1 million in 1998. This sensitivity calculation does not represent the cost to retire the debt securities.

     Securities Available for Sale. Securities available for sale represent equity instruments traded on national exchanges. The value of these investments is subject to day to day market volatility. A 10% change in prices would increase or decrease the value by $1.0 million in 1999.

     Foreign Currency Risk Management. We do not hedge the Canadian currency exposure of our Canadian operation's net assets. The net assets of the Canadian operation were negative at December 31, 1999. Long-term debt held by the Canadian operation, amounting to $59.9 million (U.S.), is expected to be repaid from future operations of the foreign company. In January 2000, we expanded our foreign operations by acquiring 100% of the outstanding common stock of Canor for $61 million (U.S.).

YEAR 2000 ISSUES

     Questar established a team to address the issue of computer programs and embedded computer chips being unable to distinguish between the year 1900 and the year 2000 ("Y2K"). The team identified 55 projects among Questar and its affiliated companies that were assessed, remediated, tested, and determined to be completed. In the process, Questar employees contacted more than 8,000 vendors and suppliers to assess their readiness to meet obligations to Questar. The cost of the Y2K project was approximately $5.1 million and our share of those costs was $.4 million.

     We did not experience a disruption of operations because of Y2K. Preparation for Y2K provided several benefits. We completed an inventory of our primary systems and a testing laboratory. Systems were tested and remediated where necessary. The testing laboratory will become an important part of our information-technology management. In response to the Y2K challenge, business contingency plans were revised and successfully tested.

                                    BUSINESS

GENERAL

     We and our subsidiaries comprise the Market Resources unit of Questar, a publicly-traded diversified natural gas company with two principal business units, Market Resources and Regulated Services. We engage in oil and gas exploration and production; gas gathering and processing; wholesale gas, electricity, and hydrocarbon liquids trading; and the acquisition and development of producing oil and gas properties. We are a subholding company of Questar and carry out our business through the following subsidiaries:

     o Questar E&P, Celsius Ltd. and Canor

     o QGM

     o Questar Energy Trading

     o Wexpro

     Management of Questar has identified our company as the primary growth area within Questar's business strategy. Questar expects to spend approximately 70% of its budgeted capital expenditures over the next five years on non-regulated activities, primarily to expand our oil and gas reserves through drilling and acquisitions and to enlarge our infrastructure of gathering systems, processing plants, header facilities and nonregulated storage facilities. Our management believes that the diversity of our activities enhances our basic strategy to pursue complementary growth for our subsidiaries. As an example, as Questar E&P, Celsius Ltd. and Canor, our exploration and production subsidiaries, find or acquire new oil and gas reserves, QGM should have more opportunities to expand gathering and processing activities, and Questar Energy Trading should have more physical production to support its marketing programs.

     Our executive offices are located at 180 East 100 South Street, P.O. Box 45601, Salt Lake City, Utah 84145-0601, and our telephone number is (801) 324-2600. We also maintain regional operating offices in Denver, Colorado; Oklahoma City, Oklahoma; Tulsa, Oklahoma; Rock Springs, Wyoming; and Calgary, Alberta.

OIL AND GAS EXPLORATION AND PRODUCTION--QUESTAR E&P, CELSIUS LTD. AND CANOR

     Our exploration and production, or E&P, subsidiaries, Questar E&P, Celsius Ltd. and Canor, form a unique group that conducts a blended program of low-cost development drilling, low-risk oil and gas reserve acquisition, and high-quality exploration. The E&P group also maintains a geographical balance and diversity while concentrating its activities in core areas in which it has accumulated geologic knowledge and developed significant management expertise. Core areas of activity include the Rocky Mountain Region of Wyoming, Colorado, and Utah; the Mid-Continent Region of Oklahoma, the Texas Panhandle, East Texas, and the Upper Gulf Coast; the Southwest Region of northwest New Mexico and southwest Colorado; and the Western Canada Sedimentary Basin located primarily in Alberta, Canada.

     At December 31, 1999, we had proved noncost-of-service reserves of 612.9 Bcfe of natural gas, crude oil and natural gas liquids. Noncost-of-service reserves exclude those cost-of-service reserves of our affiliate, Questar Gas. Natural gas comprised 84% of total noncost-of-service proved reserves and proved developed reserves comprised 85% of total noncost-of-service proved reserves on energy equivalent bases.

     Proved reserves are those quantities of natural gas and crude oil, condensate and natural gas liquids on a net revenue interest basis which geological and engineering data demonstrate with reasonable certainty are recoverable under existing economic and operating conditions. Proved developed reserves include proved developed producing reserves and proved developed behind-pipe reserves. Proved developed producing reserves include only those reserves expected to be recovered from existing completion intervals in existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for re-completion.

GAS GATHERING AND PROCESSING--QGM

     QGM conducts gathering and processing activities in the Rocky Mountain and Mid-Continent areas. Its activities are not subject to regulation by the FERC. QGM was formed in 1993 as a wholly-owned subsidiary of Questar Pipeline to construct and operate the Blacks Fork Processing Plant in southwestern Wyoming. It expanded in 1996 when Questar Pipeline transferred its gathering assets and activities to QGM. In mid-1996, ownership of QGM was moved from Questar Pipeline to us and QGM acquired the processing plants that formerly belonged to Questar E&P.

     QGM's gathering system consists of 1,400 miles of gathering lines, compressor stations, field dehydration plants and measuring stations, and was largely built to gather production from Questar Gas' cost-of-service properties. During 1999, QGM gathered 32.1 MMDth of natural gas from Questar Gas, compared to 29.9 MMDth in 1998, for which it received $4.7 million in 1999 in demand charges from Questar Gas. Under a contract that was assigned with the gathering assets from Questar Pipeline, QGM is obligated to gather Questar Gas' cost-of-service production for the life of the properties. QGM's total gas gathering volumes were 136.7 MMDth in 1999 compared to 120.5 MMDth in 1998.

     QGM's gathering system was originally built as part of a regulated company. QGM now operates in a different competitive environment. Often, new wells will have connections with more than one gathering system, and producers insist that gathering systems be tied to more than one pipeline.

     In addition to gathering activities, QGM is also engaged in processing activities. It owns a 50% interest in the Blacks Fork Processing Plant, which has a daily capacity of 84 MMcf and may be expanded during 2000. This plant strips liquids such as ethane and butane from natural gas volumes. QGM and Wexpro jointly own a new processing facility located in the Canyon Creek area of southwestern Wyoming that has an operating capacity of 45 MMcf per day. QGM also owns interests in other processing plants in the Rocky Mountain and Mid-Continent areas.

WHOLESALE MARKETING AND TRADING--QUESTAR ENERGY TRADING

     Questar Energy Trading conducts energy marketing and trading activities. It combines gas volumes purchased from third parties and equity production (production that is produced by affiliates) to build a flexible and reliable portfolio. Questar Energy Trading aggregates supplies of natural gas for delivery to large customers including industrial users and other marketing entities. During 1999, Questar Energy Trading marketed a total of 101.1 MMDth of natural gas, 2.0 MMBbls of liquids, and 10,000 megawatt-hours of electricity and earned a gross profit margin of $4.1 million.

     Questar Energy Trading uses derivatives as a risk management tool to provide price protection for physical transactions involving equity production and marketing transactions, and executes hedges for equity production on behalf of Questar E&P with a variety of contracts for different periods of time.

     As a wholesale marketing entity, Questar Energy Trading concentrates on markets in the Pacific Northwest, Rocky Mountains, Midwest, Southwest, California and western Canada that are close to reserves owned by affiliates or accessible by major pipelines.

     To sustain its activities in an increasingly competitive environment in which sellers and purchasers are becoming more sophisticated, Questar Energy Trading will endeavor to expand its capabilities. An affiliated new limited liability company has filed an application with the FERC and obtained authorization to construct and operate a private storage reservoir in southwestern Wyoming adjacent to several interstate pipelines and is negotiating partnerships to obtain additional expertise and access to sophisticated information technology.

DEVELOPMENT AND PRODUCTION--WEXPRO

     We conduct development drilling and provide production services to Questar Gas through Wexpro. Wexpro was incorporated in 1976 as a subsidiary of Questar Gas. Questar Gas' efforts to transfer producing properties and leasehold acreage to Wexpro resulted in protracted regulatory proceedings and legal adjudications that ended with a court-approved settlement agreement that was effective
August 1, 1981. Wexpro became our subsidiary in 1982.

     Unlike our other E&P companies, Wexpro generally does not conduct exploratory operations and does not acquire leasehold acreage for exploration activities. It conducts oil and gas development and production activities on certain producing properties located in the Rocky Mountain region under the terms of the settlement agreement. Wexpro produces gas from specified properties for Questar Gas and is reimbursed for its costs plus a return on its investment. In connection with its operations, Wexpro charges Questar Gas for its cost plus a specified rate of return (at the end of 1999, 18.9%, and adjusted annually based on a specified formula) on its net investment in these properties adjusted for working capital and deferred taxes. Under the terms of the settlement agreement, Wexpro bears all dry hole costs. The settlement agreement is monitored by the Utah Division of Public Utilities, the staff of the Public Service Commission of Wyoming, and experts retained by those agencies. A summary of the settlement agreement may be found below under the heading "OUR RELATIONSHIP WITH QUESTAR -Wexpro Settlement Agreement with Questar Gas."

     The gas volumes produced by Wexpro for Questar Gas are reflected in Questar Gas' rates at cost-of-service. Cost-of-service gas produced by Wexpro satisfied approximately 49% of Questar Gas' system requirements during 1999. Questar Gas relies upon Wexpro's drilling program to develop the properties from which the cost-of-service gas is produced. During 1999, the average wellhead cost of Questar Gas' cost-of-service gas was $1.50 per Dth, which is lower than Questar Gas' average price for field-purchased gas. To fulfill its obligations to Questar Gas under the settlement agreement, Wexpro must continue to be a prudent operator. In 1999, Wexpro produced 38.9 Bcf of natural gas from Questar Gas' cost-of-service properties and added cost-of-service reserves of 52.5 Bcf through drilling activities and reserve estimate revisions.

     Wexpro participates in drilling activities in response to the demands of other working interest owners, to protect its rights and to meet the needs of Questar Gas. Since August 1, 1981, Wexpro has had an ownership interest in the wells and facilities related to its oil reservoirs and in the wells and facilities that have been installed to develop and produce gas reservoirs described above.

GOVERNMENT REGULATION

     Our operations are subject to various levels of government controls and regulation in the United States and Canada.

     United States Regulation. In the United States, legislation affecting the oil and gas industry has been pervasive and is subject to continuing review for amendment or expansion. Various Federal, state and local laws and regulations cover environmental, safety and conservation matters. Numerous Federal, state and local departments and agencies have issued extensive rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for the failure to comply. These laws and regulations have a significant impact on oil and gas drilling and production activities, increase the cost of doing business and, consequently, affect profitability. Because new legislation affecting the oil and gas industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with these laws and regulations.

     Canadian Regulation. The oil and gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government, including royalties and incentives payable to the federal and provincial governments, export licensing, environmental regulation, and regulation of the acquisition of Canadian businesses and certain natural resource properties by non-Canadians. We do not expect that any of these controls or regulations will affect our Canadian operations in a manner materially different than they would affect other oil and gas companies of similar size.

     We take the issue of environmental stewardship very seriously and work diligently to comply with applicable environmental rules and regulations. Compliance with environmental laws and regulations has not had a material adverse effect on our operations or financial condition in the past. However, because environmental laws and regulations are becoming increasingly stringent, it is possible that these laws and regulations or any environmental law or regulation enacted in the future will have a material adverse effect on our operations or financial condition.

COMPETITION

     The oil and gas business is highly competitive. We face competition in all aspects of our business, including acquiring reserves, leases, licenses and concessions; obtaining goods, services and labor needed to conduct our operations and manage our company; and marketing our oil and gas. Intense competition occurs with respect to marketing and trading, particularly of natural gas. Our competitors include multinational energy companies, other independent producers and individual producers and operators, many of which have greater financial and other resources than we do.

SEASONAL NATURE OF BUSINESS

     Generally, but not always, the demand for natural gas decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters sometimes lessen this fluctuation. In addition, pipelines, utilities, local distribution companies and industrial users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations.

NATURAL GAS AND OIL MARKETING

     We market substantially all of our own natural gas and oil production. The revenues generated by our operations are highly dependent upon the prices of, and demand for, oil and gas. The price we receive for our crude oil and natural gas depends upon numerous market factors, the majority of which are beyond our control, including economic conditions in the United States and elsewhere, the world political situation, OPEC actions and governmental regulation. The fluctuation in world oil prices continues to reflect market uncertainty regarding the balance of world demand for and supply of oil and gas. The fluctuation of natural gas prices reflects the seasonal swings of storage inventory, weather conditions, and increasing utilization of natural gas for electric generation as it affects overall demand. Decreases in the prices of oil and gas have had, and could have in the future, an adverse effect on our development and exploration programs, proved reserves, revenues, profitability and cash flow.

CUSTOMERS

     We sell our gas production to a variety of customers including pipelines, gas marketing firms, industrial users and local distribution companies. We use existing gathering systems and interstate and intrastate pipelines to consummate gas sales and deliveries. The principal customers for our crude oil production are refiners, remarketers and other companies, some of which have pipeline facilities near the producing properties. In the event pipeline facilities are not conveniently available, crude oil is trucked to storage, refining or pipeline facilities.

EMPLOYEES

     As of March 15, 2000, we had 417 full-time employees. None of our employees is represented by organized labor unions. We also engage from time to time independent consulting petroleum engineers, environmental professionals, geologists, geophysicists, landmen and attorneys on a fee basis.

                         OUR RELATIONSHIP WITH QUESTAR

     We are parties to several agreements with Questar and its affiliates which govern different aspects of our relationship with Questar. The more significant of these are described below.

     Tax Sharing Agreement with Questar. Under a tax sharing agreement with Questar, our revenues and expenses are included in the consolidated Federal tax return of Questar. We file most of our state income tax returns on a separate basis. We are allocated Federal tax benefits and charges on the basis of statutory U.S. tax rates applied to our taxable income or loss included in the consolidated returns. The benefits of general business credits, foreign tax credits and any other tax credits are utilized in computing current tax liability. We are paid for tax benefits generated and utilized in Questar's consolidated federal and state income tax returns, whether or not we would have been able to utilize these benefits on a separate tax return. Income tax assets or liabilities are settled on a quarterly basis.

     Wexpro Settlement Agreement with Questar Gas. Wexpro and Questar Gas are parties to a settlement agreement which became effective August 1, 1981 and sets forth the rights of Questar Gas' utility operations to share in the results of Wexpro's operations. The agreement was approved by the Public Service Commissions of Wyoming and Utah in 1981 and affirmed by the Supreme Court of Utah in 1983. Major provisions of the settlement agreement include:

     o Wexpro continues to hold and operate all oil-producing properties previously transferred from Questar Gas' nonutility accounts. The oil production from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment. The after tax rate of return is adjusted annually and is approximately 13.7%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

     o Wexpro conducts developmental oil drilling on productive oil properties and bears any costs of dry holes. Oil discovered from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment in successful wells. The after tax rate of return is adjusted annually and is approximately 18.7%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

     o Questar Gas uses the amounts it receives from sharing Wexpro's oil income to reduce natural gas costs to utility customers.

     o Wexpro conducts developmental gas drilling on productive gas properties and bears any costs of dry holes. Natural gas produced from successful drilling is owned by Questar Gas. Wexpro is reimbursed for the costs of producing the gas plus a return on its investment in successful wells. The after tax return allowed Wexpro is approximately 21.7%.

     o Wexpro operates Questar Gas' natural gas properties and is reimbursed for its costs of operating these properties, including a rate of return on any investment Wexpro makes. This rate of return is currently 13.7%.

     Transportation Agreements with Affiliates. Questar Pipeline transports natural gas produced from properties operated by Wexpro and owned by Questar Gas. Questar Pipeline also transports volumes of natural gas marketed by Questar Energy Trading.

     Transfer of Gas Gathering Assets. In 1996, Questar Pipeline transferred approximately $55 million of gas-gathering assets to QGM, which was at the time its subsidiary. QGM was subsequently transferred to us on July 1, 1996. The transaction was in the form of a stock dividend payable to Questar, which contributed the stock to us.

                        DESCRIPTION OF THE SENIOR NOTES

GENERAL

     We will issue the senior notes as a series of debt securities under an
indenture dated as of             , 2000, between us and Bank One Trust Company,
NA, as trustee. The following description is only a summary of the material provisions of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as holders of the senior notes. A copy of the proposed form of indenture is available upon request made to us or to the underwriters. When we refer to securities, we refer to all debt securities that we have issued or may issue in the future under the indenture and include the senior notes.

     In addition to the senior notes we are offering in this prospectus, the indenture provides for the issuance of additional securities in one or more series, without limitation as to aggregate principal amount. The senior notes will be our unsecured obligations and will rank in parity with all our other unsecured and unsubordinated indebtedness. Other than a limitation on liens covenant, the indenture does not contain restrictive covenants which would require us to maintain certain financial ratios or restrict our ability to incur additional indebtedness. The covenants contained in the indenture would not necessarily afford holders of the senior notes protection if a highly-leveraged transaction involving us were to adversely affect holders.

     We are a subholding company whose only material asset is the capital stock of our subsidiaries. Our operations are conducted through our subsidiaries and our cash flow will be derived principally from dividends on the capital stock of our subsidiaries. Claims of creditors of our subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the senior notes.

DENOMINATIONS AND INTEREST

     The senior notes are being issued in an aggregate principal amount of
$150,000,000 and will mature on             , 20[  ]. The senior notes will be
issued in fully registered form in denominations of $1,000 and any amount which is an integral amount multiple of $1,000.

     Interest at the annual rate for the senior notes set forth on the cover
page of this prospectus is payable semi-annually on     and           of each
year, commencing             , 2000. We will make each interest payment to the
persons who are registered holders of the notes at the close of business on the
preceding        and           , respectively. Interest will be computed on the
basis of a 360-day year of twelve months of 30 days each. Interest will begin to
accrue on             , 2000. If any interest payment date, maturity date or
redemption date falls on a day that is not a business day, the payment will be made on the next business day and no interest will accrue for the period from and after such interest payment date, maturity date or redemption date.

OPTIONAL REDEMPTION

     The senior notes may be redeemed in whole or in part at our option at any time or from time to time upon not less than 30 nor more than 60 days' notice at a redemption price equal to the greater of (i) 100% of the principal amount of the senior notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes to be redeemed (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury
Rate plus [   ] basis points, plus in each case accrued interest on the senior notes to the date of redemption (provided that interest payments due on or prior to the redemption date will be paid to the record holders of such senior notes on the relevant record date).

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the senior notes to be redeemed

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

that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the senior notes.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

     "Comparable Treasury Price" means, with respect to any redemption date,
(A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day in The City of New York preceding such redemption date.

     "Reference Treasury Dealer" means at least five primary U.S. Government securities dealers in The City of New York as we shall select.

     Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the senior notes or portions thereof called for redemption. If less than all of the senior notes are to be redeemed, the trustee will select the senior notes to be redeemed by such method as the trustee shall deem fair and appropriate.

MANDATORY REDEMPTION; SINKING FUND

     There is no sinking fund or mandatory redemption obligation applicable to the senior notes.

BOOK-ENTRY SYSTEM

     The senior notes will be issued in the form of a single global security. The senior notes will be deposited with the trustee as custodian for The Depositary Trust Company, or DTC, on behalf of DTC and for so long as DTC or its nominee is the registered owner of the senior notes, DTC or its nominee, as the case may be, will be considered the sole holder of the senior notes for all purposes under the indenture. Except as set forth below, a security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC.

     Upon our issuance of the senior notes, DTC or its nominee will credit the accounts of persons holding through it on its book-entry registration and transfer system with the respective principal amounts of the senior notes represented by the global security. The accounts to be credited will be designated by the applicable underwriter of such senior notes. Ownership of beneficial interests in the global security will be limited to persons who have accounts with DTC, called participants, or persons that hold interests through participants. Ownership of beneficial interests by participants in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee for the global security. Ownership of beneficial interest in a global security by persons that hold interests through participants will be shown on, and the transfer of ownership will be effected only through, records maintained by such participant. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interest in a global security.

     Except as provided below, owners of beneficial interests in senior notes represented by a global security will not be entitled to have senior notes represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of senior notes in definitive form, known as certificated notes, and will not be considered the owners or holders of such notes under the indenture.

     Senior notes represented by a global security will be exchangeable for certificated senior notes only if:

          o DTC or its nominee notifies us that it is unwilling or unable to continue as depositary for the global security or we become aware that DTC has ceased to be a clearing agency registered under

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

            the Exchange Act and we have not appointed a successor depositary within 90 days after we receive such notice or become aware of such ineligibility or

          o we, in our sole discretion, determine to discontinue use of the system of book-entry transfer and to exchange the global security for certificated notes

     Upon any such exchange, the certificated senior notes will be registered in the names that DTC or its nominee holding the global security may direct.

     We will make principal, premium and interest payments on the global security to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the indenture. DTC's practice is to credit participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. We expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to DTC is our responsibility and that of the trustee, disbursement of such payments to participants is the responsibility of DTC, and disbursement of such payments to the owners of beneficial interests in a global security held through such participants is the responsibility of such participants. Neither we, the trustee, the Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a global security representing any notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The senior notes will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thus eliminating the need of physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others, known as indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain a direct or indirect custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     Purchases of senior notes under DTC's system must be made by or through direct participants, which will receive a credit for such senior notes on DTC's records. The ownership interest of each actual purchaser, or beneficial owner, of each senior note represented by a global security is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owner entered into the transaction. Transfer of ownership interests in the global security are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the global security will not receive certificated notes representing their ownership interests in the global security, except in the limited circumstances described above.

     To facilitate subsequent transfers, the global security deposited with, or on behalf of, DTC is registered in the name of DTC's nominee, Cede & Co. The deposit of the global security with, or on behalf of, DTC and its registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no

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

knowledge of the actual beneficial owners of the global security; DTC's records reflect only the identity of the direct participants to whose accounts senior notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the senior notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose account the senior notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

     If applicable, redemption notices will be sent to Cede & Co. If less than all of the senior notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

     No service charge will be made for the registration of transfer or exchange of senior notes, but we may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith. Senior notes may be surrendered for registration of transfer or exchange at our offices or agencies maintained for such purpose, which shall initially be the Corporate Trust Office of the trustee in Chicago, Illinois. In the event that certificated senior notes are issued or if DTC shall so require, we will be required to appoint a paying agent and security registrar in The City of New York. We may appoint additional paying agents and security registrar and may change any paying agent or security registrar, subject to our obligation under the indenture to maintain a paying agent and security registrar in Chicago, Illinois and, in the event that certificated senior notes are issued or if DTC shall so require, The City of New York. At our option, payment of interest on certificated senior notes may be made by check mailed to the addresses of the persons entitled thereto as they appear on the security register.

LIMITATIONS ON LIENS

     Subject to certain exceptions, we will not, and will not permit any Subsidiary to, create, assume or suffer to exist, otherwise than in favor of us or a Subsidiary, any mortgage, pledge, lien, encumbrance, or security interest (collectively, "Liens") upon any of our properties or assets or upon any income or profits therefrom unless the senior notes shall be equally and ratably secured. This prohibition will not apply to:

     o Liens existing as of the date of the indenture;

     o any purchase money mortgage or Lien created to secure all or part of the purchase price of any property (or to secure a loan made to us or any Subsidiary to enable it to acquire such property), provided that such Lien shall extend only to the property so acquired, improvements thereon, replacements thereof and the income or profits therefrom;

     o Liens on any property at the time of the acquisition thereof, whether or not assumed by us or a Subsidiary; provided that such Lien shall extend only to the property so acquired, improvements thereon, replacements thereof and income or profits therefrom;

     o Liens on property or any contract for the sale of any product or service, or any rights thereunder or any proceeds therefrom, acquired or constructed by us or a Subsidiary and created within one year after the later of:

          o the completion of such acquisition or construction, or

          o the commencement of operation of the property,

        provided that such Lien shall extend only to the property so acquired or constructed, improvements thereon, replacements thereof and income or profits therefrom;

      o Liens on the property or assets of Subsidiaries outstanding at the time they become Subsidiaries;

      o Liens created or assumed by us or a Subsidiary on coal, geothermal, oil, natural gas, inert gas, other hydrocarbon or mineral properties owned or leased by us or a Subsidiary to secure loans to us or a Subsidiary, for the purpose of developing such properties;

      o Liens on any investment (as defined in the indenture) of ours or that of a Subsidiary of ours in any Person other than a Subsidiary or on any security representing any investment of ours or a Subsidiary of ours;

      o any Lien not otherwise permitted by the indenture, provided that after giving effect to such Lien the sum of all indebtedness of us and our Subsidiaries secured by Liens not otherwise permitted by the indenture and all Attributable Debt of us and our Subsidiaries (to the extent not included in indebtedness secured by Liens not otherwise permitted) does not exceed 10% of Consolidated Capitalization;

      o any refunding or extension of maturity, in whole or in part, of any obligation or indebtedness secured by certain permitted Liens, provided that the principal amount of the obligation or indebtedness secured by such refunding or extension shall not exceed the principal amount of the obligation or indebtedness then outstanding and shall be limited in lien to the same or substituted property and after-acquired property that secured the refunded or extended obligation or indebtedness;

      o Liens upon any office equipment, data processing equipment or any motor vehicles, tractors or trailers;

      o Liens of or upon or in current assets of ours or a Subsidiary of ours created or assumed to secure indebtedness incurred in the ordinary course of business;

      o any Lien which is payable, both with respect to principal and interest, solely out of the proceeds of natural gas, oil, coal, geothermal resources, inert gas, hydrocarbons or minerals to be produced from the property subject thereto and to be sold or delivered by us or a Subsidiary of ours;

      o Liens to secure indebtedness incurred to finance advances made by us or any Subsidiary of ours to any third party for the purpose of financing oil, natural gas, hydrocarbon, inert gas or other mineral exploration or development, provided that such Liens shall extend only to our receivables or that of such Subsidiary in respect of such advances; and

      o any rights reserved in others to take or reserve any part of the natural gas, oil, coal, geothermal resources, inert gas, hydrocarbons or minerals produced at any time on any property of ours or a Subsidiary of ours.

     Also excepted from the general prohibition are various other liens, such as mechanics' or materialmen's liens, certain governmental liens, leases, certain judgment liens, and certain liens arising in connection with leases, easements and rights-of-way.

DEFINITIONS

     Certain terms used in the indenture are defined and are used in this prospectus as follows:

     "Attributable Debt" means, as of the date of determination, the present value of net rent for the remaining term of a capital lease, determined in accordance with generally accepted accounting principles in the United States ("GAAP"), which is part of a Sale and Leaseback Transaction (as defined), including any periods for which the lessee has the right to renew or extend the lease. For purposes of the foregoing, "net rent" means the sum of capitalized rental payments required to be paid by the lessee, other than amounts required to be paid by the lessee for maintenance, repairs, insurance, taxes, assessments, energy, fuel, utilities and similar charges. In the case of a capital lease which is terminable by the lessee upon the payment of a

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

penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered to be required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     "Consolidated Capitalization" means, without duplication, the sum of:

     o the principal amount of our Consolidated Funded Debt and that of our Subsidiaries at the time outstanding,

     o the total capital represented by our capital stock and that of our Subsidiaries at the time outstanding based, in the case of stock having par value, upon its par value, and in the case of stock having no par value, upon the value stated on our books,

     o the total amount of (or less the amount of any deficit in) our retained earnings and paid-in capital and that of our Subsidiaries,

     o reserves for deferred federal and state income taxes arising from timing differences, and

     o Attributable Debt, all as shown on a consolidated balance sheet of us and our Subsidiaries prepared in accordance with GAAP; provided that in determining the consolidated retained earnings and paid-in capital of us and our Subsidiaries no effect shall be given to any unrealized write-up or write-down in the value of assets or any amortization thereof, except for accumulated provisions for depreciation, depletion, amortization and property retirement which shall have been created by charges made by us or any of our Subsidiaries on our or their books.

     "Consolidated Funded Debt" means our Funded Debt and that of our Subsidiaries, consolidated in accordance with GAAP.

     "Funded Debt" means all Indebtedness that will mature, pursuant to a mandatory sinking fund or prepayment provision or otherwise, and all installments of Indebtedness that will fall due, more than one year from the date of determination. In calculating the maturity of any Indebtedness, there shall be included the term of any unexercised right of the debtor to renew or extend such Indebtedness existing at the time of determination.

     "Indebtedness" means all items of indebtedness for borrowed money (other than unamortized debt discount and premium) which would be included in determining total liabilities as shown on the liability side of a balance sheet prepared in accordance with GAAP as of the date as of which Indebtedness is to be determined, and shall include indebtedness for borrowed money (other than unamortized debt discount and premium) with respect to which we or any Subsidiary of ours customarily pays interest secured by any mortgage, pledge or other lien or encumbrance of or upon, or any security interest in, any properties or assets owned by us or any Subsidiary of ours, whether or not the Indebtedness secured thereby shall have been assumed, and shall also include guarantees of Indebtedness of others; provided that in determining our Indebtedness or that of any of our Subsidiaries there shall be included the aggregate liquidation preference of all outstanding securities of any Subsidiary senior to its Common Stock that are not owned by us or a Subsidiary of ours; and provided, further, that Indebtedness of any Person shall not include the following:

     o any indebtedness evidence of which is held in treasury (but the subsequent resale of such indebtedness shall be deemed to constitute the creation thereof); or

     o any particular indebtedness if, upon or prior to the maturity thereof, there shall have been deposited with a depository (or set aside and segregated, if permitted by the instrument creating such indebtedness), in trust, money (or evidence of such indebtedness as permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy such indebtedness; or

     o any indebtedness incurred to finance oil, natural gas, hydrocarbon, inert gas or other mineral exploration or development to the extent that the issuer thereof has outstanding advances to finance oil, natural gas, hydrocarbon, inert gas or other mineral exploration or development, but only to the extent such advances are not in default; or

     o any indebtedness incurred without recourse to us or any of our Subsidiaries; or

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

     o any indebtedness incurred to finance advance payments for gas (pursuant to take-or-pay provisions or otherwise), but only to the extent that such advance payments are pursuant to gas purchase contracts entered into in the normal course of business; or

     o any amount (whether or not included in determining total liabilities as shown on the liability side of a balance sheet prepared in accordance with GAAP) representing capitalized rent under any lease; or

     o any indirect guarantees or other contingent obligations in respect of indebtedness of other Persons, including agreements, contingent or otherwise, with such other Persons or with third parties with respect to, or to permit or assure the payment of, obligations of such other Persons, including, without limitation, agreements to purchase or repurchase obligations of such other Persons, to advance or supply funds to, or to invest in, such other Persons, or to pay for property, products or services of such other Persons (whether or not conveyed, delivered or rendered); demand charge contracts, through-put, take-or-pay, keep-well, make-whole or maintenance of working capital or similar agreements; or guarantees with respect to rental or similar periodic payments to be made by such other Persons.

     "Sale and Leaseback Transaction" means an arrangement in which we or one of our Subsidiaries sells any of our or their property which was placed into service more than 120 days prior to such sale to a Person and leases it back from that Person within 180 days of the sale.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Nothing contained in the indenture or in any of the senior notes will prevent any consolidation or merger of us with or into any other Person (whether or not affiliated with us), or successive consolidations or mergers in which we or our successor shall be a party, or will prevent any conveyance, transfer or lease of our property as an entirety or substantially as an entirety, to any other Person (whether or not affiliated with us); provided, however, that:

     o in case of such a transaction, the entity formed by such consolidation or into which we are merged, or the Person which acquires or leases our properties and assets substantially as an entirety shall be a corporation, partnership, limited liability company, association, company or business trust organized under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume the due and punctual payment of the principal of, premium, if any, and interest on all the senior notes and the performance of every other covenant of the indenture;

     o immediately after giving effect to such transaction, no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing; and

     o each of us and the successor Person shall have delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that such transaction complies with the requirements in the previous two bullets, and that all conditions precedent relating to such transaction have been complied with.

EVENTS OF DEFAULT

     The following are Events of Default under the indenture with respect to any senior notes:

     o failure to pay the principal of, or premium, if any, on any senior note when due;

     o failure to pay any interest installment on any senior note when due, in each case, continued for 30 days;

     o failure to perform any of our other covenants, continued for 90 days after written notice as provided in the indenture;

     o the occurrence of an event of default in other indebtedness of ours (including securities other than the senior notes) which results in indebtedness in excess of $10,000,000 principal amount being due and payable prior to maturity, and such acceleration is not rescinded or annulled or such indebtedness is not discharged after written notice as provided in the indenture; and

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

     o certain events of bankruptcy, insolvency or reorganization.

     If an Event of Default with respect to senior notes at the time outstanding shall occur and be continuing, then and in every such case, unless the principal of all the senior notes has already become due and payable, the trustee or the holders of at least 33 1/3% in principal amount of the outstanding senior notes may declare, by a notice in writing to us, and to the trustee if given by holders, the entire principal amount of all the outstanding senior notes to be due and payable immediately. At any time after such declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding senior notes, by written notice to us and the trustee, may, in certain circumstances, rescind and annul such declaration.

     No holder of any senior notes will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless such holder previously shall have given to the trustee written notice of a continuing Event of Default and unless also the holders of at least 25% of the aggregate principal amount of outstanding senior notes shall have made written request to and have offered reasonable indemnity upon, the trustee, to institute such proceeding, and the trustee shall not have received direction inconsistent with such request in writing by the holders of a majority in principal amount of outstanding senior notes and shall have neglected or refused to institute such proceeding within 60 days. However, the rights of any holder of any senior notes to enforce the payment of principal, premium, if any, and interest due on such senior notes on or after the dates expressed in such senior notes may not be impaired or affected.

     We must furnish the trustee within 120 days after the end of each fiscal year a statement signed by one of certain of our officers stating that a review of our company's activities during that year and our performance under the indenture and the terms of the senior notes has been made, and, to the best of the knowledge of the signatory, based on such review, we have complied with all conditions and covenants of the indenture, or, if we are in default, specifying the default.

WAIVER, MODIFICATION AND AMENDMENT

     The holders of a majority in principal amount of the outstanding senior notes may waive certain past defaults, except a default in the payment of the principal of, premium, if any, or interest on any senior note or in respect of any covenant or provision in the indenture which under the terms of the indenture cannot be modified without the consent of all holders of outstanding senior notes. The holders of a majority in aggregate principal amount of outstanding senior notes may waive our compliance with certain restrictive provisions.

     We and the trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding senior notes provided that no such modification or amendment may, without the consent of the holder of each senior note affected thereby:

     o change the Stated Maturity of the principal of, or any installment of principal of, or interest on, any senior note;

     o reduce the principal of, premium, if any, or interest on, or any premium payable upon the redemption of, any senior note;

     o change the Place of Payment or change the currency of payment of principal, premium, if any, or interest on, any senior note;

     o impair the right to institute suit for the enforcement of any payment on or with respect to any senior note;

     o reduce the percentages of holders of outstanding senior notes specified in this or the preceding paragraph; or

     o effect certain other modifications or amendments described in the indenture.

     In the case of provisions of the indenture affecting other series of securities as well as the senior notes, the holders of the senior notes will be treated as a separate class of securities for purposes of determining whether consent or waiver of a majority of holders has been obtained.

DEFEASANCE AND COVENANT DEFEASANCE

     The indenture provides that we may elect either:

     o to defease and be discharged from any and all obligations with respect to the senior notes ("defeasance"), or

     o to be released from our obligations with respect to such senior notes described above under "Limitations on Liens" and "Consolidation, Merger and Sale of Assets" ("covenant defeasance"), upon the irrevocable deposit with the trustee, in trust for such purpose, of money and/or U.S. Government Obligations (as defined in the indenture) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on such senior notes on the scheduled due date therefor. Defeasance and covenant defeasance are each conditioned upon our delivery to the trustee of an Opinion of Counsel to the effect that the holders of the senior notes will have no federal income tax consequences as a result of such deposit.

CONCERNING THE TRUSTEE

     Bank One Trust Company, NA is the trustee under the indenture and is an affiliate of Banc One Capital Markets, Inc. The indenture contains certain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions with us; however, if it acquires a conflicting interest it must eliminate such conflict or resign or otherwise comply with the Trust Indenture Act of 1939, as amended. The indenture also provides that we will indemnify the trustee against loss, liability or expense incurred without negligence or bad faith on the part of the trustee arising out of or in connection with the trust under the indenture. The trustee is an affiliate of Bank One, NA, which (1) participates in our $295 million Credit Agreement, (2) is a creditor of our parent company, Questar, and (3) performs routine banking functions for us.

                                  UNDERWRITING

     We intend to offer the senior notes through the underwriters named below. Subject to the terms and conditions contained in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the senior notes listed opposite their names below.

                                                                                  PRINCIPAL
             UNDERWRITER                                                            AMOUNT
------------------------------------------------------------------------------   ------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.....................................................   $
Banc One Capital Markets, Inc. ...............................................
Banc of America Securities LLC................................................
TD Securities (USA) Inc. .....................................................
                                                                                 ------------
             Total............................................................   $150,000,000
                                                                                 ============

     The underwriters have agreed to purchase all of the senior notes sold pursuant to the purchase agreement if any of these senior notes are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the senior notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the senior notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us that they propose initially to offer the senior notes to the public at the public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of
   % of the principal amount of the senior notes. The underwriters may allow,
and the dealers may reallow, a discount not in excess of    % of the principal
amount of the senior notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The expenses of the offering, not including the underwriting discount, are estimated to be $565,000 and are payable by us.

NO SALES OF SIMILAR SECURITIES

     We have agreed, with exceptions, not to sell or transfer any debt securities for 30 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically we have agreed not to directly or indirectly:

     o offer, pledge, sell, or contract to sell any debt securities,

     o sell any option or contract to purchase any debt securities,

     o purchase any option or contract to sell any debt securities,

     o grant any option, right or warrant for the sale of any debt securities,

     o file a registration statement for any debt securities, or

     o lend or otherwise dispose of or transfer any debt securities.

     This lockup provision applies to debt securities and to any securities convertible into or exercisable or exchangeable for debt securities.

NEW ISSUE OF SENIOR NOTES

     The senior notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the senior notes on any national securities exchange or for quotation of the senior notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the senior notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the senior notes or that an active public market for the senior notes will develop. If an active public trading market for the senior notes does not develop, the market price and liquidity of the senior notes may be adversely affected.

NASD REGULATIONS

     Affiliates of Banc One Capital Markets, Inc., Banc of America Securities LLC and TD Securities (USA) Inc. are lenders on our commercial bank term debt and, upon application of the net proceeds of this offering, will receive their proportionate share of the amount of this debt to be repaid. See "USE OF PROCEEDS." Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

OTHER RELATIONSHIPS

     Merrill Lynch has been a named agent for the sale of medium-term notes of Questar Gas and Questar Pipeline, and is a commercial paper issue agent for Questar.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for us by Connie C. Holbrook, Vice President, General Counsel and Corporate Secretary of Questar, 180 East 100 South Street, Salt Lake City, Utah 84111, and by Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036. Brown & Wood LLP, 555 California Street, San Francisco, California 94104, will act as counsel for the underwriters. In rendering their opinion, Brown & Wood LLP may rely upon the opinion of Ms. Holbrook as to all matters governed by Utah law. As of December 31, 1999, Ms. Holbrook beneficially owned 208,795 shares of common stock of Questar (including currently exercisable options to purchase 114,196 shares of common stock of Questar).

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in our registration statement on Form 10 dated April 12, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We will file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of this material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov.

     This prospectus is part of a registration statement (Registration No.
333-       ) we filed with the SEC. The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference our registration statement on Form 10 dated April 12, 2000, which we filed with the SEC. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the senior notes being registered or until this offering is otherwise terminated.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to the documents unless exhibits are specifically incorporated by reference in those documents. You should direct requests for copies to: Corporate Secretary, Questar Market Resources, Inc., 180 East 100 South Street, Salt Lake City, Utah 84111; telephone number
(801) 324-5202.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Through and including         , 2000, all dealers effecting transactions in
these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                  $150,000,000

                         QUESTAR MARKET RESOURCES, INC.

                               % SENIOR NOTES DUE 20 [   ]

                             ----------------------
                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.

                         BANC OF AMERICA SECURITIES LLC

                         BANC ONE CAPITAL MARKETS, INC.

                                 TD SECURITIES

                                          , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses payable by the Company in connection with the offering of the senior notes registered hereunder. All such fees and expenses other than the Securities and Exchange Commission Registration Fee are estimated.

Securities and Exchange Commission Registration Fee...............   $ 39,600
Printing Expenses.................................................     20,000
Legal Fees and Expenses...........................................    265,000
Accounting Fees and Expenses......................................    160,000
Blue Sky Fees and Expenses........................................      5,000
Trustee's Fees and Expenses.......................................      6,000
Rating Agency Fees................................................     65,000
Miscellaneous.....................................................      4,400
                                                                     --------
       Total......................................................   $565,000
                                                                     ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Reference is made to Section 16-10a-901 through 16-10a-909 of the Utah Revised Business Corporation Act, which provides for indemnification of directors and officers in certain circumstances.

     The Company's Bylaws provide that the Company may voluntarily indemnify any individual made a party to a proceeding because he is or was a director, officer, employee or agent of the Company against liability incurred in the proceeding, but only if the Company has authorized the payment in accordance with the applicable statutory provisions of the Utah Revised Business Corporation Act (Sections 16-10a-902, 16-10a-904 and 16-10a-907) and a determination has been made in accordance with the procedures set forth in such provision that such individual conducted himself in good faith, that he reasonably believed his conduct, in his official capacity with the Company, was in its best interests and that his conduct, in all other cases, was at least not opposed to the Company's best interests, and that he had no reasonable cause to believe his conduct was unlawful in the case of any criminal proceeding. The foregoing indemnification in connection with a proceeding by or in the right of the Company is limited to reasonable expenses incurred in connection with the proceeding, which expenses may be advanced by the Company. The Company's Bylaws provide that the Company may not voluntarily indemnify a director, officer, employee or agent of the Company in connection with a proceeding by or in the right of the Company in which such individual was adjudged liable to the Company or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

     The Company's Bylaws provide further that the Company shall indemnify a director, officer, employee or agent of the Company who was wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party because he is or was such a director, officer, employee or agent, against reasonable expenses incurred by him in connection with the proceeding.

     The Company's Bylaws further provide that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any action taken or any failure to take any action, as a director, except liability for (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm on the Company or the shareholders; (c) for any action that would result in liability of the director under the applicable statutory provision concerning unlawful distributions; or (d) an intentional violation of criminal law.

     Questar Corporation, the Company's parent, maintains an insurance policy on behalf of the officers and directors of the Company pursuant to which (subject to the limits and limitations of such policy) the officers and directors are insured against certain expenses in connection with the defense of actions or proceedings, and certain liabilities which might be imposed as a result of such actions or proceedings, to which any of them is made a party by reason of being or having been a director or officer.

     Reference is made to Sections 6 and 7 of the Purchase Agreement, the form of which is filed as Exhibit 1.01 hereto, for the description of the indemnification and contribution arrangements for this offering.

ITEM 16. EXHIBITS.

     (a) Exhibits:

EXHIBIT
NUMBER   DESCRIPTION
------   -----------------------------------------------------------------------------------------------------------
 1.01     --   Form of Purchase Agreement.
 4.01     --   Form of Indenture, dated as of             , 2000, between the Company and Bank One Trust Company,
               NA, as Trustee, relating to the Company's Debt Securities.
 4.02     --   Form of Senior Note.
 5.01     --   Opinion of Connie C. Holbrook, Esq.
 5.02     --   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
12.01     --   Statement of Computation of Ratio of Earnings to Fixed Charges.
23.01     --   Consent of Ernst & Young LLP.
23.02     --   Consent of Connie C. Holbrook, Esq. (included in Exhibit 5.01).
23.03     --   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.02).
24.01     --   Form of Power of Attorney (included on signature page to the Registration Statement).
25.01     --   Statement of Eligibility of Trustee on Form T-1.

ITEM 17. UNDERTAKINGS.

     A. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
        Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of Utah law and the registrant's bylaws, a summary of which is set forth in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C. The undersigned registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, State of Utah, on the 12th day of April, 2000.

                                          QUESTAR MARKET RESOURCES, INC.

                                          By:       /s/ G.L. Nordloh
                                              ----------------------------------
                                                        G.L. Nordloh
                                                    President and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of G. L. Nordloh and S.E. Parks his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                SIGNATURE                                        TITLE                              DATE
------------------------------------------  ------------------------------------------------   ---------------
            /s/ R.D. CASH                   Chairman of the Board and Director                  April 12, 2000
------------------------------------------
                R.D. Cash


           /s/ G.L. NORDLOH                 President and Chief Executive Officer;              April 12, 2000
------------------------------------------  Director (Principal Executive Officer)
               G.L. Nordloh


            /s/ S.E. PARKS                  Vice President, Treasurer and Chief Financial       April 12, 2000
------------------------------------------  Officer (Principal Financial Officer)
                S.E. Parks

         /s/ B. KURTIS WATTS                Manager, Accounting (Principal                      April 12, 2000
------------------------------------------  Accounting Officer)
             B. Kurtis Watts


           /s/ TERESA BECK                  Director                                            April 12, 2000
------------------------------------------
               Teresa Beck


         /s/ PATRICK J. EARLY               Director                                            April 12, 2000
------------------------------------------
             Patrick J. Early


         /s/ CLYDE M. HEINER                Director                                            April 12, 2000
------------------------------------------
             Clyde M. Heiner


         /s/ WILLIAM N. JONES               Director                                            April 12, 2000
------------------------------------------
             William N. Jones

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER     DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
    1.01      --   Form of Purchase Agreement.
    4.01      --   Form of Indenture, dated as of               , 2000, between the Company and Bank One Trust
                   Company, NA, as Trustee, relating to the Company's Debt Securities.
    4.02      --   Form of Senior Note.
    5.01      --   Opinion of Connie C. Holbrook, Esq.
    5.02      --   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
   12.01      --   Statement of Computation of Ratio of Earnings to Fixed Charges.
   23.01      --   Consent of Ernst & Young LLP.
   23.02      --   Consent of Connie C. Holbrook, Esq. (included in Exhibit 5.01).
   23.03      --   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.02).
   24.01      --   Form of Power of Attorney (included on signature page to the Registration Statement).
   25.01      --   Statement of Eligibility of Trustee on Form T-1.